PREVENTION INSURANCE.COM
                      NOTES TO INTERIM FINANCIAL STSTEMENTS
                                DECEMBER 31, 2000


Note 1. -  Nature of Business and Summary of Significant Accounting Policies

         A. Nature of Business - The Company was incorporated In Nevada in 1975 under the name Vita Plus Industries, Inc. The Company conducted business under this name until March 10, 1999, at which time it sold off its remaining inventory of nutritional products together with its name. Subsequent to this, the Company changed its name to Prevention Insurance.Com and has entered into the area of consultation to the insurance industry.

Note 2. -  Related Party Transactions

         The Company converted its note due to stockholder in the amount of $66,690 to common stock following the bulk sale of the Company name and inventory.

Note 3. - Capital Stock


         The common stock of the Company includes the following as of December 31, 2000


                                         Number
                                           of             Par     Paid-in
Shares Authorized and Issued          Shares Issued      Value    Capital
----------------------------          -------------      -----    -------

Preferred Stock, Par Value $.01
  2,000,000 shares authorized              --           $  --    $  --

Class A Common Stock, Par Value
$.01;  20,000,000 shares authorized     4,481,151       $44,811  $3,350,016

         Total capital stock issued     4,481,151       $44,841  $3,350,016






                                       F-6